



ECONOMIC
REVIEW & OUTLOOK

2009 **TCC** REVIEW

NATIONAL ECONOMY
-2009-

- Deepest Recession in 70 Years
- Signs of Stability and Improvement
- Real Estate Remains Weak
- Unemployment is High
- Inflation Remains Low

HOUSEHOLD VALUE & MORTGAGE DEBT AS A PERCENTAGE OF GDP



Source: www.calculatedriskblog.com

CHANGE IN RETAIL SALES



Source: Census Bureau

TCC REVIEW

REAL GDP GROWTH

Annualized percent change from previous quarter





Federal Reserve Bank of Kansas City - Omaha Branch
Regional, Public and Community Affairs Division

Source: Bureau of Economic Analysis and Blue Chip Economic Indicators

2009

TCC REVIEW

CONSUMER PRICE INDEX

**Average Annual Inflation
Expectations: Consumer Price Index**



*Federal Reserve Bank of Kansas City - Omaha Branch
Regional, Public and Community Affairs Division*

Source: Survey of Professional Forecasters

CONCLUSIONS

- More positive signs are appearing in the economy
- But challenges exist (e.g., the US economy deleveraging, monetary and fiscal)
- How will exiting the accommodative monetary policy (U.S. and abroad) impact the recovery?

Federal Reserve Bank of Kansas City - Omaha Branch
Regional, Public and Community Affairs Division



8

STATE ECONOMY

- Late entering the Recession
- Losses greatest in Manufacturing, Construction and Tourism
- Unemployment still high
- Real Estate improved in last Quarter

2009 TCC REVIEW

HISTORICAL TIMING OF ENTRY FROM RECESSION BY FED DISTRICT

For the eight U.S. recessions from 1957-2003


8
6
4
2
(0)
(2)
(4)
(6)
(8)
Times early in
Times late in
1 - Bos
2 - NY
3 - Phil
4 - Cle
5 - Rich
6 - Atl
7 - Chi
8 - StL
9 - Min
10 - KC
11 - Dal
12 - SF
NM

Source: Federal Reserve Bank of Kansas City

Source: U.S. Bureau of Labor Statistics

HISTORICAL TIMING OF EXIT FROM RECESSION BY FED DISTRICT

For the eight U.S. recessions from 1957-2003



Times late out
Times early out
8
6
4
2
0
(2)
(4)
(6)
(8)
1 - Bos
2 - NY
3 - Phil
4 - Cle
5 - Rich
6 - Atl
7 - Chi
8 - StL
9 - Min
10 - KC
11 - Dal
12 - SF
NM

Source: Federal Reserve Bank of Kansas City   Source: U.S. Bureau of Labor Statistics

EMPLOYMENT DATA



Nonfarm Payroll Employment Growth

Source: Federal Reserve Bank of Kansas City   Source: U.S. Bureau of Labor Statistics

12

2009
TCC REVIEW

AVERAGE POST WAR RECESSION PATH

Average Recession Path, 1956-2006
Employment level 4 quarters before and 8 quarters after U.S. jobs peak



Source: Federal Reserve Bank of Kansas City   Source: U.S. Bureau of Labor Statistics

13

CURRENT RECESSION PATH

Employment level 4 quarters before and 8 quarters after U.S. jobs peak



Source: Federal Reserve Bank of Kansas City   Source: U.S. Bureau of Labor Statistics

NEW MEXICO UNEMPLOYMENT



Source: St. Louis Federal Reserve

LOCAL ECONOMY

- ## Los Alamos
  - Healthy

- ## Santa Fe
  - Second home sales, State Government, Construction, Tourism all down

- ## Albuquerque
  - Recovering in Construction

2009

TCC REVIEW

NATIONWIDE, EARNINGS DECREASE

Return on Average Assets
(All US Commercial Banks)

Net Income before Security G&L, Extraordinary Items and Taxes, as a percentage of average assets (TTM)



Source: Federal Reserve Bank of Kansas City

17

2009
TCC REVIEW

PERCENT OF BANKS EXPERIENCING LOSSES

(All US Commercial Banks)



18



TCC RESULTS

TCC REVIEW

TCC TOTAL ASSETS

(In millions)



TCC NET INCOME

(In millions)



EFFICIENCY

(Lower is better)



better

22

RETURN ON AVERAGE EQUITY



2009 TCC REVIEW

TCC EARNINGS PER SHARE



2009 TCC REVIEW

TCC COMMON DIVIDENDS DECLARED PER SHARE


$1.00
$0.75
$0.50
$0.25
$0.00
2005
2006
2007
2008
2009
TCC

TCC SHARE PRICE

(As of December 31st each year)



2009 TCC REVIEW

THREE YEAR STOCK PRICE PERFORMANCE



LOS ALAMOS DEPOSIT MARKET SHARE

Percent of all bank deposits in County; As of June 30 of Each Year



28

SANTA FE DEPOSIT MARKET SHARE

Percent of all bank deposits in County; As of June 30 of Each Year



29

LOANS TO DEPOSITS



2009 TCC REVIEW

LIQUIDITY & DEPOSIT RATE SPREADS



2009

TCC REVIEW

FDIC EXPENSE



FDIC Deposit Insurance Fund, Assets & Estimated Costs



33



ASSET QUALITY & CAPITAL

OCC Agreement

- Asset Quality
- Concentrations
  - Commercial Real Estate
  - Construction and Development Loans

NON-PERFORMING ASSETS MIGRATION

- Special Mention
- Substandard or Substandard Non-Accrual
- Default
    - Short Sale
    - Loan Modifications
    - Deed in Lieu
    - Foreclosure
- Loss
- Other Real Estate Owned ("OREO")

36

NON-PERFORMING ASSETS MIGRATION

(In millions)



37

LOAN LOSS RESERVE

Reserve for Loan Losses to Total Loans



ACTUAL LOAN LOSSES

Net Charge-Offs to Average Loans
(1st Quarter 2010 Annualized)



39



LOAN CONCENTRATIONS

As a Percentage of Capital

40

2009

TCC REVIEW

NEW MEXICO REAL ESTATE

- Rental vacancy
- Inventory
- Sales
- Foreclosures
- Appraisals

EQUITY CAPITAL CHARTS



TCC CUMULATIVE DIVIDENDS & EARNINGS



43

REGULATORY ENVIRONMENT

- Too Big to Fail
- Consumer Protection
- Capital Requirements
- FDIC
- Consolidation of Supervisory Agencies

44



STRATEGY

STRATEGY

- Improve Asset Quality
- Increase Capital
- Expand Market Share in Santa Fe
- Diversification of Loan Portfolio
- Improve Earnings



QUESTION & ANSWER